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                                                                       EXHIBIT 1

NEWS BULLETIN
                                                  RE: TOROTEL, INC.
                                                      13402 SOUTH 71 HIGHWAY
                                                      GRANDVIEW, MO 64030
                                                      (816) 761-6314

TOROTEL, INC.                                     TRADED: OTC:TTLO
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COMPANY CONTACTS:
DALE H. SIZEMORE, JR.                     JIM SERRONE
CHAIRMAN AND CEO                          CFO AND GENERAL MANAGER
(816) 761-6314, EXT. 3015                 (816) 761-6314, EXT. 3024

FOR IMMEDIATE RELEASE
WEDNESDAY, APRIL 3, 2002

                  TOROTEL ACQUIRES INTEREST IN APEX INNOVATIONS

KANSAS CITY, MO, APRIL 3--Torotel, Inc. (OTC:TTLO), a manufacturer of precision magnetic components, today announced it acquired approximately 17 percent of the outstanding shares of Apex Innovations, Inc. Following the acquisition, Torotel, together with Apex management and other investors, will control Apex Innovations.

Apex Innovations, headquartered in Kansas City, Missouri, offers a powerful single source of knowledge management products and services for governmental entities that can be delivered individually or combined to create a comprehensive solution. Apex Innovations provides proprietary and third party software on a licensed or hosted basis, e-business applications, and consulting and systems integration services.

CONNECTPKS-TM-, Apex Innovations' flagship product, is a knowledge-based secure Internet solution developed for local and regional governments to coordinate work across departments and jurisdictions by making project or process information constantly available to any authorized user.

Dale Sizemore, Torotel's CEO, commented, "We were attracted to Apex Innovations because of its management and focus on government which has a natural extension to the defense marketplace, a core market of Torotel."

Mr. Sizemore added, "The Apex Innovations investment, combined with the acquisition of Electronika, Inc., are the foundations to our long-term goal of growing Torotel to a more substantial organization."

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Wayne Abrams, CEO of Apex Innovations noted, "For the past 18 months, Apex has worked with other federal contractors and participants from local jurisdictions to create new ways for the CONNECTPKS-TM- product to be used for national emergency preparedness and response to provide simultaneous emergency crisis information to multiple organizations in real time. We are pleased to have Torotel, a local company, join us and our other private investors as we grow to meet the expanding demand for our product we now see as a result of this past September 11."

Apex Innovations, Inc. was formed by the combination of Apex Associates, Inc. and Governance Solutions, LLC, which shared common management and ownership. Apex Associates is now a subsidiary of Apex Innovations. Apex Innovations, based upon audited statements of Apex Associates and Governance Solutions, LLC for the years ended December 31, 2001, had combined pro-forma sales of $2.6 million and net income of $116,000. Apex Innovations has a backlog of over $25,000,000.

Torotel's investment in Apex Innovations was a stock purchase of 4,000,000 shares for $1,000,000, of which $250,000 came from available cash and the remaining $750,000 from loan proceeds from the Caloyeras Family Partnership. Under the terms of the loan, the outstanding balance bears interest at a fixed rate of 7 percent per annum and has a maturity date of March 29, 2007. The loan requires quarterly interest only payments until maturity. The Caloyeras Family Partnership and a Caloyeras Trust also acquired 4,000,000 shares in Apex Innovations on the same terms as Torotel.

Torotel, Inc. specializes in the design and manufacture of a wide range of precision magnetic components, including transformers, inductors, reactors, chokes and toroidal coils. These are used in commercial, industrial and military electronics to modify and control electrical voltages and currents. Torotel's products are sold to original equipment manufacturers for use in computers, telecommunications systems, medical equipment, digital control devices, conventional missile guidance systems, and avionics equipment.

THIS NEWS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, AND ARE SUBJECT TO THE SAFE HARBOR CREATED BY THAT ACT. THESE STATEMENTS ARE BASED ON ASSUMPTIONS ABOUT A NUMBER OF IMPORTANT FACTORS AND INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO BE DIFFERENT FROM WHAT IS STATED HERE. OTHER RISK FACTORS ARE DETAILED FROM TIME TO TIME IN TOROTEL'S SECURITIES AND EXCHANGE COMMISSION FILINGS.

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